UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On July 25, 2025, Mr. Jin Wang resigned as a member of the Board of Directors (the “Board”) of Chanson International Holding (the “Company”), effective immediately. His resignation was due to his other commitments. There were no disagreements between Mr. Wang and either the Board or the Company. Before the resignation, Mr. Wang served as an independent director and was not a member of the nomination and corporate governance committee, the audit committee or the compensation committee at the time of his resignation.

On July 22, 2025, and July 24, 2025, the Company issued press releases about its new store openings and livestreaming and same-day delivery services. Copies of the press releases are attached as Exhibit 99.1 and 99.2 to this report.

Exhibit No.	Description
99.1	Press Release, “Chanson International Holding Deepens Tourism Market Footprint with New Stores in Urumqi Grand Bazaar and Kashgar Old City” dated July 22, 2025
99.2	Press Release, “Chanson International Realized Significant Growth with Livestreaming and Same-City Delivery Strategy” dated July 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: July 29, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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